Exhibit 99.47

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
i-80 Gold Corp. (the "Company")
1100 Russell Street
Thunder Bay, Ontario P7B 5N2
Item 2.	Date of Material Change
September 3, 2021
Item 3.	News Release
A news release with respect to the material change referred to in this report was issued by the Company through Canada Newswire on September 7, 2021, and was subsequently filed under the Company's issuer profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.
See Schedule "A" attached hereto for a copy of the news release.
Item 4.	Summary of Material Change
On September 7, 2021, the Company announced that it has entered into a definitive asset exchange agreement dated September 3, 2021 to acquire the Lone Tree and Buffalo Mountain gold deposits and certain processing infrastructure, including an autoclave, from Nevada Gold Mines LLC ("NGM") by way of an asset exchange (the "Asset Exchange"), in consideration for: (i) the Company's 40% ownership in the South Arturo property; (ii) assignment of the Company's option to acquire the adjacent Rodeo Creek exploration property; (iii) contingent consideration of up to US$50 million based on production from the Lone Tree property; and (iv) arrangement of substitute bonding (and release of NGM bonds) in respect of the Lone Tree and Buffalo Mountain reclamation obligations at closing. In addition, on closing of the Asset Exchange, NGM will reimburse the Company approximately US$7.3 million for amounts previously advanced by the Company for the autonomous truck haulage test work completed at South Arturo and for funds advanced by the Company that have not been used for reclamation activities.
The Company also announced that it has separately entered into a definitive membership interest purchase agreement dated September 3, 2021 to acquire the Ruby Hill Mine (the "Ruby Hill Acquisition") from affiliates of Waterton Global Resource Management ("Waterton") for consideration of up to US$150 million, to be comprised of: (i) US$75 million in cash; (ii) US$8 million in common shares of the Company ("Shares"); and (iii) milestone payments of up to an additional US$67 million (payable upon the occurrence of certain milestones). Up to 50% of the milestone payments may consist of Shares, provided that the number of Shares held by Waterton after giving effect to such issuance shall not exceed 9.99% of then issued and outstanding Shares calculated on a partially diluted basis. The milestone payments are subject to an early payment option that could reduce total consideration for the Ruby Hill Acquisition to US$130 million.

.	In connection with the Asset Exchange and the Ruby Hill Acquisition, the Company has entered into: (i) a private placement commitment with NGM whereby, conditional on the completion of the Asset Exchange, NGM has agreed to acquire up to a 9.9% interest in the Company through a private placement at the Issue Price (defined below) for proceeds not to exceed US$50 million; and (ii) a non-binding term sheet with Orion Mine Finance ("Orion") for up to US$240 million in acquisition and development financing, which is contemplated to include a mix of equity, convertible securities and warrants that, subject to the approval of the Toronto Stock Exchange, will be priced at the Issue Price, as well as secured debt. Equinox Gold Corp ("Equinox") has also indicated that it will participate in the equity private placement through the exercise of a portion of its anti-dilution rights
The private placement with NGM is part of larger non-brokered private placement offering by the Company, which includes Orion, of up to US$90 million at a price per Share equal to C$2.62 (the "Issue Price") (being the five day volume weighted average trading price of the Shares ending on the trading date immediately prior to the execution of the definitive agreements in connection with the Asset Exchange and the Ruby Hill Acquisition), not including any Shares that may be issued to Equinox upon the exercise of their anti- dilution rights.
Closing of each of the transactions with NGM, Waterton, Orion and the private placement are subject to the satisfaction of a number of conditions precedent, including all required regulatory approvals and, in the case of Orion, completion of due diligence and the negotiation and execution of mutually satisfactory definitive documentation.
Item 5.1.	Full Description of Material Change
A full description of the material change is available in the attached news release.
Item 5.2.	Disclosure for Restructuring Transactions
Not applicable.
Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information, please contact:
Ewan Downie
Chief Executive Officer
Phone:	(807) 346-1390
Email:	edownie@premiergoldmines.com

Item 9.	Date of Report
September 10, 2021

SCHEDULE "A"

See attached.